UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 11 May, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	11th May 2011

Dublin, Ireland, Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB]

ALLIED IRISH BANKS, P.L.C. (THE "BANK")

ANNOUNCES INTENTION TO LAUNCH AN OFFER TO PURCHASE FOR CASH AND A SOLICITATION OF CONSENTS IN RELATION TO ITS OUTSTANDING TIER 1 AND TIER 2 SECURITIES

The Bank hereby announces that:

(i) it intends to invite holders ("Holders") who are eligible  to (a) tender any and all of the Notes (as set out below under the heading Description of the Notes, the "Notes"), the RCIs (as set out below under the heading Description of the RCIs, the "RCIs") and the PPS (as set out below under the heading Description of the PPS, the "PPS" and together with the Notes and the RCIs, the "Securities" and each series thereof, a "Series") for purchase by the Bank for cash and (b) consent (the "AIB Consent Invitation") to certain modifications of the terms of the Notes and the RCIs (together, the "AIB Offer); and

(ii) AIB G.P. No. 1 Limited ("AIB GP") intends to invite Holders of the PPS to consent (the "LP Consent Invitation" and together with the AIB Consent Invitation, the "Consent Invitations" and each a "Consent Invitation") to certain modifications of the terms of the PPS (together with the Bank's invitation to such Holders, the "LP Offer" and together with the AIB Offer, the "Offers" and each an "Offer").

The Offers will be made upon the terms and subject to the conditions contained in a tender and consent memorandum expected to be dated 13 May 2011 (the "Tender and Consent Memorandum").The Offers will be made available to all Holders (including Holders who are U.S. persons and/or located in the United States), subject to compliance with all relevant securities laws, including United States securities laws.

On 13 April 2011 the Minister made a proposed subordinated liabilities order under Section 28 of the Credit Institutions (Stabilisation) Act 2010 (the "Stabilisation Act") in respect of the Securities. On 14 April 2011 the High Court of Ireland (the "High Court") made a subordinated liabilities order in respect of the Securities (the "SLO") pursuant to Section 29 of the Stabilisation Act. The purpose of the SLO is to make certain amendments to the terms of the Securities, further details of which are set out in the announcement made by AIB on 14 April 2011.

Two of the Holders of certain Series of the Securities have since challenged the making of the SLO in proceedings before the High Court. The High Court has set a date of 2 June 2011 to hear the challenges. No assurance can be given as to when the hearing of the challenges will conclude or as to when any judgment will be delivered following such hearing or the timing in relation to any appeal process that may be pursued following any such judgment.

Pursuant to the Offers, the Bank expects that it will pay the relative amount set out below against each Series of Notes, RCIs or PPS, as applicable (in each case the "Purchase Price") accepted by the Bank for purchase pursuant to the relevant Offer.

The Consent Invitations will invite Holders to consider an extraordinary resolution (each an "Extraordinary Resolution") to amend the terms and conditions of their Notes, RCIs or PPS, as the case may be, to:

(i) provide for the issuer of each Series of Notes, RCIs or PPS to have the option to redeem or purchase all, but not some only, of the relevant Notes, RCIs or PPS (as applicable) remaining (if any) on completion of the Offers at a price equal to €0.01 per €1,000, £0.01 per £1,000 or U.S.$0.01 per U.S.$1,000, in each case in nominal amount of the relevant Notes, RCIs or PPS;  and

(ii) in relation to the PPS, to provide for the terms of the PPS (or the guarantees in respect thereof) to be amended to remove any restriction on any repurchase or redemption by the Bank of junior or parity securities in the event that the Bank elects not to pay any scheduled distributions on the relevant PPS.

The submission of a valid instruction to tender Notes, RCIs or PPS, as the case may be, in the Offers will automatically act as such Holder's consent to the relevant Extraordinary Resolution.

No amount will be paid by the Bank or any other person pursuant to the Offers in respect of any accrued interest or arrears of interest on the Securities.

The Offers will consist of separate offers for each Series of Notes, the RCIs and each Series of PPS and the purchase of any Notes, RCIs or PPS will not be conditional on the purchase of any other Notes, RCIs or PPS or on a minimum principal amount of any Notes, RCIs and/or PPS being acquired (subject, where applicable, to the passing of the relevant Extraordinary Resolution to permit the relevant purchase).

Description of the Notes	Common code/ISIN	Outstanding nominal amount	Amount subject to the AIB Offer	Tender Purchase Price
£350,000,000 Subordinated Callable Fixed/Floating Rate Notes due 2030	018077850/ XS0180778507	£145,000	Any and all	£250 for each £1,000 in nominal amount
U.S.$400,000,000 Dated Callable Step-Up Subordinated Notes due 2015	019799387/ XS0197993875	U.S.$39,316,000	Any and all	U.S.$250 for each U.S.$1,000 in nominal amount
€400,000,000 Subordinated Callable Step-Up Floating Rate Notes due 2015	020884592/ XS0208845924	€48,534,000	Any and all	€250 for each €1,000 in nominal amount
£500,000,000 Subordinated Callable Fixed/Floating Rate Notes due 2025	021410705/ XS0214107053	£1,261,000	Any and all	£250 for each £1,000 in nominal amount
€500,000,000 Callable Subordinated Step-Up Floating Rate Notes due 2017	023249839/ XS0232498393	€75,215,000	Any and all	€250 for each €1,000 in nominal amount
£700,000,000 Callable Dated Subordinated Fixed to Floating Rate Notes due July 2023	036806893/ XS0368068937	£35,357,000	Any and all	£250 for each £1,000 in nominal amount
£368,253,000 12.5 per cent. Subordinated Notes due 25 June 2019	043595768/ XS0435957682	£215,963,000	Any and all	£250 for each £1,000 in nominal amount
€868,518,000 12.5 per cent. Subordinated Notes due 25 June 2019	043595318/ XS0435953186	€628,448,000	Any and all	€250 for each €1,000 in nominal amount
€419,070,000 10.75 per cent. Subordinated Notes due 2017	049853211/ XS0498532117	€217,920,000	Any and all	€225 for each €1,000 in nominal amount
U.S.$177,096,000 10.75 per cent. Subordinated Notes due 2017	049853017/ XS0498530178	U.S.$108,104,999	Any and all	U.S.$225 for each U.S.$1,000 in nominal amount
£1,096,645,000 11.50 per cent. Subordinated Notes due 2022	049853106/ XS0498531069	£385,344,000	Any and all	£225 for each £1,000 in nominal amount
€200,000,000 Perpetual Subordinated Callable Step-Up Notes	010032598/ XS0100325983	€53,793,000	Any and all	€100 for each €1,000 in nominal amount
£400,000,000 Perpetual Callable Step-Up Subordinated Notes	022740962/ XS0227409629	£58,608,000	Any and all	£100 for each £1,000 in nominal amount
U.S.$100,000,000 Subordinated Primary Capital Perpetual Floating Rate Notes	IE0000189625	U.S.$100,000,000	Any and all	U.S.$100 for each U.S.$1,000 in nominal amount

Description of the RCIs	Common code/ISIN	Outstanding nominal amount	Amount subject to the AIB Offer	Tender Purchase Price
€500,000,000 7.50 per cent. Step-Up Callable Perpetual Reserve Capital Instruments	0120950515/ XS0120950158	€240,435,000	Any and all	€100 for each €1,000 in nominal amount

Description of the PPS	Common code/ISIN	Outstanding nominal amount	Amount subject to the AIB Offer	Tender Purchase Price
AIB UK I LP €1,000,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities	020810505/ XS0208105055	€191,398,000	Any and all	€100 for each €1,000 in nominal amount
AIB UK 2 LP €500,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities	025773403/ XS0257734037	€95,041,000	Any and all	€100 for each €1,000 in nominal amount
AIB UK 3 LP £350,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities	025757106/ XS0257571066	£36,728,000	Any and all	£100 for each £1,000 in nominal amount

The following table sets out the expected dates and times of the key events relating to the Offers. This is an indicative timetable and is subject to change and confirmation in the Tender and Consent Memorandum.

Date and time	Event
Friday, 13 May 2011	Expected launch date of the Offers
Monday, 13 June 2011 at midnight (New York time)	Earliest expected expiration deadline
Tuesday,14 June 2011	Earliest expected preliminary results announcement
Thursday, 16 June 2011	Earliest expected meeting dates in relation to the applicable Consent Invitation
As soon as reasonably practicable after conclusion of the Meetings	Earliest expected announcement of results of meetings and Offers
Friday, 17 June 2011	Earliest expected settlement date

The Bank intends, so far as it is able and to the extent that it is consistent with the Bank's broader objectives, to accommodate an orderly unwind of credit default swap positions in respect of the Securities within the structure of, and timetable for, the Offers. Accordingly, in order to facilitate this process, the Bank may provide for a settlement date in respect of one of the Series of Notes to be later than the settlement date for all other Series of Securities.

Requests for information in relation to this announcement and the proposed Offers should be directed to the Dealer Manager appointed for the purpose of the Offers:

THE DEALER MANAGER
J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

For information by telephone:
+44 (0) 20 7777 1333
Attention: Ryan O'Grady - FIG Syndicate
Email: ryan.ogrady@jpmorgan.com

For information by telephone:
+44 (0) 20 7779 2468
Attention: Sebastien Bamsey - Liability Management
Email:  sebastien.m.bamsey@jpmorgan.com

DISCLAIMER

No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. Nothing in this announcement constitutes an invitation to participate in the Offers which will only be made through the Tender and Consent Memorandum once published. The terms and conditions of the Offers will be as set out in the Tender and Consent Memorandum.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required by the Bank and the Dealer Manager to inform themselves about and to observe any such restrictions.

OFFER RESTRICTIONS

This announcement does not constitute an offer to buy or a solicitation of an offer to sell Notes, RCIs or PPS, and tenders of Notes, RCIs or PPS pursuant to this announcement will not be accepted from Holders.

United Kingdom

The communication of this announcement is not being made and has not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly this announcement is not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of this announcement as a financial promotion is only being made to persons within the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order")) or within Article 43(2) of the Order, or to other persons to whom it may lawfully be communicated.

Italy

This announcement has not been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations, and may only be made or promoted, directly or indirectly, in or into the Republic of Italy ("Italy") pursuant to an exemption from the rules governing public purchases or exchange offers (offerte pubbliche di acquisto o scambio) as defined in article 1, paragraph 1, letter v of Italian Legislative Decree no. 58 of February 24, 1998, as amended.

Belgium

This announcement has not been submitted to or will be submitted for approval or recognition to the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen). Accordingly, this announcement has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than "qualified investors" in the sense of Article 10 of the Belgian Public Offer Law, acting on their own account. Insofar as Belgium is concerned, this announcement has been issued only for the personal use of the above qualified investors. Accordingly, the information contained in this announcement may not be used for any other purpose or disclosed to any other person in Belgium.

France

This announcement has not been or will be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties and/or (ii) qualified investors (investisseurs qualifiés) other than individuals, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, are eligible to receive it. This announcement has not been and will not be submitted to nor approved by the Autorité des Marchés Financiers.

Ireland

This announcement must not be distributed except in conformity with the provisions of Irish laws and regulations including (i) the Irish Companies Acts 1963 to 2009, (ii) the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland (iii) the European Communities (Markets in Financial Instruments) Regulations 2007 (as amended) of Ireland and (iv) the Market Abuse (Directive 2003/6/EC) Regulations 2005 of Ireland.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date  11 May, 2011

             By: ___________________
 Bernard Byrne
             Chief Financial Officer
             Allied Irish Banks, p.l.c.